FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – for purpo... Some of... disclose... may co...

...personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below ...isions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. ...the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be ...as regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you ...(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

04010728

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PACIFIC BOOKER MINERALS INC.

12g 82-1984

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 05 02 04

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: STEVENSON

GIVEN NAMES: JOHN PAUL

NO. / STREET / APT: 1702-1166 ALBERNI ST.

CITY: VANCOUVER

PROV: BC. POSTAL CODE: V6E 3Z3

BUSINESS TELEPHONE NUMBER: 604 - 681 - 8556

BUSINESS FAX NUMBER: 604 - 687 - 5995

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
WARRANTS	30000										1	
OPTIONS	135000										1	
COMMON	12808										2	DIACAN Vent
COMMON	116941	09	03	04	10		5000	4.50		111941	1	
		09	03	04	10		1186	4.50		110755	1	
		18	03	04	10		1300	4.50		109455	1	
											1	

BOX 6. REMARKS

I own 100% of Diacan Ventures.

3/22

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

PROCESSED MAR 22 2004 THOMSON FINANCIAL

SUPPL

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): PAUL STEVENSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 18 03 04

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE